7-10-02

02048574

EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 10, 2002

Telefónica Holding de Argentina S.A.

(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.

(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

TELEFÓNICA HOLDING DE ARGENTINA S.A.

TABLE OF CONTENTS

Buenos Aires, June 28, 2002

Buenos Aires Stock Exchange
By hand

Re.: Appointment of new independent auditors.

Dear Sirs:

I am addressing you on behalf of Telefónica Holding de Argentina S.A., domiciled at Tucumán 1, 18th floor, in compliance with existing regulations to inform you that due to the resignation of Estudio Pistrelli Díaz y Asociados from their appointment as independent auditors for the company, Telefónica Holding de Argentina's board of directors has temporarily named Deloitte & Co. S.R.L. as independent auditors, *ad referendum* of the next shareholders meeting.

Best regards,

Fernando Borio
Investor Relations Director

Bcba344

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date: July 10, 2002

By: ______________________

Name: Fernando Raul Borio
Title: General Secretary